UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For October 2023

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Information Contained in this Form 6-K Report

Nasdaq Notification Letters

On October 24, 2023, ESGL Holdings Limited received notification letters dated October 24, 2023, from the Listings Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that (i) the minimum bid price per share was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”), and (ii) the Company’s Minimum Market Value of Publicly Held Shares (“MVPHS”) was less than $5,000,000 for the last 30 consecutive business days prior to the date of the notification letter, which does not meet the requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(C) (the “MVPHS Rule”).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A) and 5810(c)(3)(D), Nasdaq provided the Company with 180 calendar days, or until April 22, 2024 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule and the MVPHS Rule. If at any time during the Compliance Period, the closing bid price per share is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance with the Minimum Bid Price Rule and the matter will be closed. If at any time during the Compliance Period, the Company’s MVPHS closes at $5,000,000 or more for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance with the MVPHS Rule and the matter will be closed.

In the event the Company does not regain compliance with the Minimum Bid Price Rule by April 22, 2024, the Company may be eligible for additional time. To qualify, the Company must submit, no later than April 22, 2024, an on-line transfer application and submit a non-refundable $5,000 application fee. The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. As part of its review process, the Staff will make a determination of whether the Staff believes the Company will be able to cure this deficiency. If the Staff concludes that the Company will not be able to cure the deficiency, or if the Company determines not to submit a transfer application or make the required representation, Nasdaq will provide notice that the Company’s securities will be subject to delisting. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to April 22, 2024, or the expiration of the second compliance period if granted.

In the event the Company does not regain compliance with the MVPHS Rule by April 22, 2024, the Company will receive written notification that its securities are subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its securities, but there can be no assurance Nasdaq would grant the Company’s request for continued listing. Alternatively, the Company may consider applying to transfer the Company’s securities to the Nasdaq Capital Market (the “Capital Market”) before the expiry of the Compliance Period. In order to transfer, the Company must submit an on-line transfer application, pay the $5,000 application fee and meet the Capital Market’s continued listing requirements.

The Nasdaq notification letters do not result in the immediate delisting of the Company’s ordinary shares, and the ordinary shares will continue to trade uninterrupted under the symbol “ESGL.” The Company intends to consider its available options to resolve the Company’s noncompliance with the Minimum Bid Price Rule and the MVPHS Rule.

Other Information

Attached hereto as Exhibit 99.1 is a press release dated October 27, 2023, disclosing that the Company received the Nasdaq notifications letters.

Exhibits

Exhibit No.	Description

99.1	Press Release dated October 27, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: October 27, 2023